UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2003
Novogen Limited
(Translation of registrant's name into English)
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 25 September, 2003  By Ronald Lea Erratt, Company secretary

Letter to Shareholders from the Managing Director

Dear Shareholders,

It is a pleasure to report the results for the financial year 2002/3.

Improved financial performance

Novogens accelerating achievements in research development and clinical trials have been achieved within a strategy of cash control and retention, and continuing improvement in our financial performance. Our end of financial year results confirm that our achievements have been reached within a firm and continuing commitment to these stated objectives.

Phenoxodiol and Marshall Edwards Inc.

The anti-cancer drug that is most advanced along the clinical pathway is phenoxodiol. This drug has been licensed to our listed US subsidiary company Marshall Edwards Inc.(MEI). Novogen makes phenoxodiol and Novogen personnel are contracted by MEI to continue the management of the phenoxodiol program. Our fortunes as they relate to phenoxodiol are very closely linked. Novogen currently owns 95.1 percent of MEI. MEI also has certain rights to take in on license, on commercial terms, any other Novogen anti-cancer compound that enters into clinical trials.

Positive television coverage

Recent positive media exposure in the US and in Australia, about our progress at the Yale University Medical Center, has offered an insight into the potential of our entire drug development and clinical trial programs. The news reports emanating from Yale allow interested shareholders and future patients of our anti-cancer program, the opportunity to glimpse the potential opportunities at Novogen.

However two aspects about media exposure must be emphasised. Firstly, the Company is unable to speak to the media or shareholders about the results of trials in progress unless the clinicians running the trials have publicly released their findings. Secondly, the timing of the release of information by the clinicians and institutions involved in the trials is totally in their hands, and the Company cannot foreshadow when those releases will be. Nevertheless, it is most encouraging when the results are finally revealed and patients have clearly benefited from their participation in the clinical program.

Announcements to shareholders

We have had a prolific schedule of announcements about our developments and milestones during the last financial year. These are best summarised by this chronological listing for each of our main business and therapeutic area programs.

Corporate
(i) Novogen wins annual Australian Technology Showcase award 10 September, 2002.
(ii) Novogen receives $A2.3 million royalty payment from DuPont Protein Technologies 6 January, 2003.

Anti cancer
(i) Marshall Edwards, Inc. and the National Institutes of Health join forces to study the anticancer drug, phenoxodiol 24 July, 2002.
(ii) Marshall Edwards Inc. and Yale University School of Medicinel to develop phenoxodiol for ovarian cancer
28 August, 2002.
(iii) Marshall Edwards Inc begins phase II trial for phenoxodiol at Yale University School of Medicine for women with ovarian cancer 10 December, 2002.
(iv) Yale researchers report phenoxodiol kills ovarian cancer cells 1 April, 2003
(v) Skin cancer phase II trial approved for oral phenoxodiol at Royal North Shore Hospital 8 April, 2003
(vi) Oncogene publishes phenoxodiol data 1 May, 2003
(vii) Yale researchers discover that phenoxodiol, combined with small doses of chemotherapy, reduces ovarian cancer tumour mass by 75 percent 2 June, 2003

Cardiovascular
(i) Novogens cardiovascular drug program outstanding in first human clinical trial 9 September, 2002.

NV07
(i) New Human trial commences for Novogens dermatological compound NV07a 13 June, 2002
(ii) Major new cosmetic opportunity, researchers discover new mode of action for Novogen skin repair compound NV07a
18 September, 2002.
(iii) US patent issued to Novogen covering skin repair compound NV07a 26 September, 2002.
(iv) Australian patent granted to Novogen covering its skin repair compound NV07a 13 January, 2003.

Glycotex
(i) Novogen Group commences phase II trial for skin ulcer repair 8 May, 2003


Consumer products
(i) Promensil produces significant cholesterol reduction in women new study 17 June, 2002
(ii) Novogen granted US patent covering soy hypocotyl, a natural source of isoflavones 16 January, 2003.
(iii) Novogen awarded US patent for isoflavones to treat menopause and PMS 20 May, 2003
(iv) Novogen awarded US patent for isoflavones to treat estrogen dependent disease 18 August, 2003

Biotechnology and stock market sentiment

This year has seen waves of mixed sentiments wash over the biotechnology sector. This lack of continued support and itinerant interest in technology focused businesses has left some companies in a parlous financial condition. This is not the case with Novogen and Marshall Edwards Inc, because we have managed the business to ensure a viable financial performance, whilst maintaining the momentum of our clinical achievements.

This balanced and measured direction has ensured that our R&D and clinical trials were able to continue to expand and create the value for shareholders that is embodied in our intellectual property portfolio.
This approach also enabled the group to raise over US$10 million in an initial stock market placement when MEI listed on the London Stock Exchange Alternative Investment Market in the middle of 2002, and at a time when the sentiment for the biotechnology sector as a whole was at its lowest.

In mid 2003 we also raised equity into our US company
Glycotex, Inc., to initiate clinical trials with our topical wound healing product.

These were financially counter cyclical activities possible because of our steady and constant progress across our programs.

The biotechnology sector, at this stage of development in Australia in particular, has the potential for significant capital growth, and the recent improvement in the investment climate for the sector suggests that reinvestment and capital growth will be the measures of success rather than conservative competition with low growth albeit dividend paying established industries.

The year ahead

Our advances in each of our programs and business areas
 over the last year have established an exciting platform for financial and scientific achievements in the coming year. We enter 2003/4 with a solid cash position, and an improving financial performance.

The enthusiasm, focus and talents of our staff and those of our international collaborators are combining to achieve some critical scientific and medical advances that have the potential to rewrite the preferred treatment regimes for a number of medical conditions.


Thank you for your support this year and we all look forward to an exciting year of developments and achievements in 2003/4.


Yours sincerely

Christopher Naughton
Managing Director

More information on the Company can be found at www.novogen.com.

ISSUED FOR : NOVOGEN LIMITED
LISTINGS : ASX (CODE NRT), NASDAQ (CODE NVGN).
FOR FURTHER INFORMATION	: CHRISTOPHER NAUGHTON,
MANAGING DIRECTOR, NOVOGEN LIMITED TEL +61 2 9878 0088

ISSUED BY : WESTBROOK COMMUNICATIONS CONTACT:
DAVID REID TEL +61 2 9231 0922 OR 61 417 217 157